Sun Jin Moon
                                                      Vice President and Counsel
                                                                  (212) 314-2120
                                                             Fax: (212) 314-3953


[MONY LOGO]
                                                                  LAW DEPARTMENT


                                                              September 11, 2009
VIA EDGAR
---------

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

         Re:      AXA Financial, Inc. - File No. 333-150631-01
                  MONY Life Insurance Company of America - File No. 333-150631
                  ----------------------------------------------------------


Commissioners:

        On behalf of MONY life Insurance Company of America and AXA Financial, Inc. (the "Registrants"), we hereby request that the above-referenced Registration Statement filed on Form S-3 be withdrawn pursuant to Rule 477 under the Securities Act of 1933, as amended.

        The Registration Statement was initially filed with the Commission on May 5, 2008 (Accession No. 0000089024-08-000301). The Registrants have determined at this time not to pursue the offering of securities pursuant to this Registration Statement. Furthermore, no securities have been sold under the Registration Statement.

        If you have any questions or comments concerning this request, please call me at 212-314-2120.


                                              Very truly yours,


                                              /s/ Sun Jin Moon
                                              ------------------
                                              Sun Jin Moon


cc: Sony Oh, Esq.






                     MONY LIFE INSURANCE COMPANY OF AMERICA
              1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104